.ity Mirror plc



12g3-2(b)



SUPPL

6 April 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Josefina Tallqvist

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP


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Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

The Company has today received notification that Barclays PLC have non-beneficial interests in 14,320,055 (previously 31,273,360) Trinity Mirror plc Ordinary Shares, representing 4.887% (previously 10.674%) of the issued share capital.

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Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571

The RNS number for the announcement is 1006B.

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